KPMG LLP
345 Park Avenue
New York, NY 10154


June 26, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Smith Barney Warrington Fund L.P. (Commission File No. 000-52603)

We were previously principal accountants for Smith Barney Warrington Fund L.P. and, under the date of March 24, 2008, we reported on the financial statements of Smith Barney Warrington Fund L.P. as of and for the years ended December 31, 2007 and 2006 and the effectiveness of internal control over financial reporting as of December 31, 2007. On June 26, 2008, we were dismissed. We have read Smith Barney Warrington Fund L.P.'s statements included under Item 4.01 of its Form 8-K dated June 26, 2008, and we agree with such statements, except that we are not in a position to agree or disagree with the statements included under Item 4.01(b).

Very truly yours,

/s/ KPMG LLP